SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
UNDER THE SECURITITES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*
TECHWELL, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
8784D 10 1

(CUSIP Number)
Carla S. Newell
c/o Technology Crossover Ventures
528 Ramona Street
Palo Alto, California 94301
(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 22, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: TCV IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,118,622 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,118,622 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,118,622 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.61%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A)      Please see Item 5.

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: TCV IV STRATEGIC PARTNERS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		153,578 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		153,578 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

153,578 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(A)      Please see Item 5.

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		4,272,200 SHARES OF COMMON STOCK (A)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0- SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,272,200 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,272,200 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(A) Please see Item 5.

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		70,000 SHARES OF COMMON STOCK (A)(B)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,272,200 SHARES OF COMMON STOCK (B)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,342,200 SHARES OF COMMON STOCK (A)(B)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,342,200 SHARES OF COMMON STOCK (A)(B)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A)    Includes options issued under the Company’s equity incentive plans and held directly by Reporting Person which can be exercised within 60 days from the date hereof for a total of 70,000 shares of common stock.
(B)    Please see Item 5.

CUSIP No.	8784D 10 1

1	NAMES OF REPORTING PERSONS: JAY C. HOAG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES CITIZEN

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES OF COMMON STOCK

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,272,200 SHARES OF COMMON STOCK (A)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,272,200 SHARES OF COMMON STOCK (A)

WITH	10	SHARED DISPOSITIVE POWER:

-0- SHARES OF COMMON STOCK

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,272,200 SHARES OF COMMON STOCK (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(A)      Please see Item 5.

ITEM 1. SECURITY AND ISSUER.
This Amendment No. 1 to Schedule 13D is filed by and on behalf of each Reporting Person to amend and supplement the Schedule 13D filed on June 29, 2006, with respect to shares of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Common Stock”), of Techwell, Inc., a Delaware corporation (“Techwell” or the “Company”). The Company’s principal executive offices are located at 408 East Plumeria Drive, San Jose, CA 95134.
ITEM 2. IDENTITY AND BACKGROUND.
Item 2 is amended and restated in its entirety as follows:
(a)-(c), (f). This statement is being filed by (1) TCV IV, L.P., a Delaware limited partnership (“TCV IV”), (2) TCV IV Strategic Partners, L.P., a Delaware limited partnership (“Strategic Partners IV”), (3) Technology Crossover Management IV, L.L.C., a Delaware limited liability company (“Management IV”), (4) Richard H. Kimball (“Mr. Kimball”) and (5) Jay C. Hoag (“Mr. Hoag”). TCV IV, Strategic Partners IV, Management IV, Mr. Kimball and Mr. Hoag are sometimes collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
TCV IV, Strategic Partners IV and Management IV are each principally engaged in the business of investing in securities of privately and publicly held companies. Management IV is the sole general partner of TCV IV and Strategic Partners IV. The address of the principal business and office of each of TCV IV, Strategic Partners IV and Management IV is 528 Ramona Street, Palo Alto, California 94301.
Mr. Kimball and Mr. Hoag are the managing members of Management IV, Mr. Kimball and Mr. Hoag are each United States citizens, and the present principal occupation of each is a venture capital investor. The business address of each of Mr. Kimball and Mr. Hoag is 528 Ramona Street, Palo Alto, California 94301.
(d), (e). During the last five years, none of TCV IV, Strategic Partners IV, Management IV, Mr. Kimball or Mr. Hoag has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 is amended to add the following:
Mr. Kimball received options issued under the Company’s equity incentive plans in consideration for his service as a director of the Company, which can be exercised to acquire a total of 70,000 shares of Common Stock. These options to acquire 70,000 shares of Common Stock are held directly by Mr. Kimball for the sole benefit of TCMI, Inc. (“TCMI”) pursuant to the terms of an agreement between Mr. Kimball and TCMI.
ITEM 4. PURPOSE OF TRANSACTION.
Item 4 is amended and restated in its entirety as follows:
The Reporting Persons acquired the securities referenced in Item 3 for investment purposes. Depending on the factors discussed herein, and subject to the terms of the Tender Agreements described below, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended, in privately negotiated transactions or otherwise and/or retain and/or sell or otherwise dispose of all or a portion of their shares in the open market, through transactions registered under the Securities Act, through privately negotiated transactions or through distributions to their respective partners or otherwise. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
On March 22, 2010, Techwell, Intersil Corporation, a Delaware corporation (“Parent”), and Navajo Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser has agreed, subject to the terms and conditions of the Merger Agreement, to commence a cash tender offer to acquire all of the outstanding shares of Common Stock (the “Offer”).
As an inducement for Parent and Purchaser to enter into the Merger Agreement, on March 22, 2010, TCV IV, Strategic Partners IV, Mr. Kimball and each other member of the Company’s board of directors, entered into tender and voting agreements with Parent and Purchaser (the “Tender Agreements”) pursuant to which, among other things, such holders have agreed to tender all of the shares of Common Stock of Techwell they beneficially own in the Offer, which, accordingly to the Current Report on Form 8-K filed by Techwell on March 22, 2010, represents approximately 23% (in the aggregate) of the outstanding shares of Common Stock on a fully diluted basis. The Tender Agreements provide that such holders will vote all of their shares of Common Stock, among other things, (i) in favor of the adoption of the Merger Agreement and (ii) against any alternative transactions, in each case at any special stockholders’ meeting called for such purpose, if necessary.

Each holder entering into a Tender Agreement has also granted an irrevocable proxy appointing Parent and its executive officers as such holder’s proxy and attorney-in-fact to vote his or its shares covered by the aforementioned voting obligations as required under the Tender Agreement. Each such holder has also agreed that, other than according to the terms of the Tender Agreements, it will not (i) grant any proxies or powers of attorney or deposit any shares of Common Stock in any voting trust or enter into a voting agreement with respect to any shares of Common Stock or (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any shares of Common Stock during the term of the Tender Agreement.
Each Tender Agreement will terminate upon the earliest of (i) the effective time of the Merger contemplated by the Merger Agreement, (ii) the mutual written agreement of Parent and the holder, (iii) the termination of the Offer prior to the acceptance of the shares tendered by the Purchaser, (iv) the termination of the Merger Agreement in accordance with its terms, (v) the amendment of certain terms of the Offer in a manner adverse to the holder and (vi) the date that is six months after the date of the Tender Agreement.
The foregoing description of the Tender Agreements does not purport to be complete and is qualified in its entirety by reference to the form Tender Agreement, which is filed as Exhibit 4 hereto, and is incorporated into this report by reference.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 is amended and restated in its entirety as follows:

(a), (b). As of the close of business on March 22, 2010, TCV IV, Strategic Partners IV, Management IV, and Messrs. Hoag and Kimball owned, directly and indirectly, an aggregate of 4,342,200 shares as follows:

		Percentage of Outstanding
Name of Investor	Number of Total Shares	Shares (*)

TCV IV	4,118,622	18.61% (**)

Strategic Partners IV	153,578	Less than 1% (**)

Management IV	4,272,200	19.30% (**)

Mr. Hoag	4,272,200	19.30% (**)

Mr. Kimball	4,342,200	19.56% (**)(***)

(*)	All percentages in this table are based on the 22,133,012 shares of Common Stock of the Company outstanding as represented by the Company in the Merger Agreement and excluding any restricted stock awards.

(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.

(***)	This includes options issued under the Company’s equity incentive plans and held directly by Mr. Kimball which can be exercised within 60 days from the date hereof for a total of 70,000 shares of Common Stock.
Each of TCV IV and Strategic Partners IV (the “TCV IV Funds”) has the sole power to dispose or direct the disposition of the shares held by such TCV IV Fund and has the sole power to direct the voting of its respective shares held by such TCV IV Fund. Management IV, as the sole general partner of the TCV IV Funds, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by the TCV IV Funds and have the sole power to direct the vote of the shares held by the TCV IV Funds. Management IV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.
Messrs. Hoag and Kimball are the managing members of Management IV. Under the operating agreement of Management IV, each of Messrs. Hoag and Kimball have the independent power to cause the funds managed by Management IV to buy and sell securities of publicly traded portfolio companies; however, in general, they must act by unanimous consent with respect to all other matters, including directing the voting of such securities. As a result, each of Messrs. Hoag and Kimball may be deemed to each have the sole power to dispose or direct the disposition of the shares held by the TCV IV Funds and the shared power to direct the vote of the shares held by the TCV IV Funds. Messrs. Hoag and Kimball disclaim beneficial ownership of the securities owned by the TCV IV Funds except to the extent of their pecuniary interest therein.
Mr. Kimball has the sole power to dispose and direct the disposition of the shares received upon exercise of his options issued under the Company’s equity incentive plans that he owns directly and the sole power to direct the vote of the shares received upon exercise of his options issued under the Company’s equity incentive plans that he owns directly; however, TCMI has a right to 100% of the pecuniary interest in such options or the shares to be received upon the exercise of such options. Mr. Kimball is a stockholder and director of TCMI and disclaims beneficial ownership of such options or the shares to be received upon the exercise of such options except to the extent of his pecuniary interest therein.
The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.
Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.
(c). Except as set forth herein, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
(d). Not applicable.
(e). Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 is amended to add the following:
Item 4 above summarizes certain provisions of the Tender Agreements. A copy of the form Tender Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Item 7 is amended and restated in its entirety as follows:
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to Common Stock of Techwell, Inc. filed on June 29, 2006)
Exhibit 2 Fourth Amended and Restated Rights Agreement dated March 11, 2005 (incorporated by reference from Exhibit 10.5 to Techwell, Inc.’s Registration Statement on Form S-1 (Registration No. 333-130965), declared effective by the Securities and Exchange Commission on June 21, 2006)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 4 Form of Tender and Voting Agreement , dated March 22, 2010, among Parent, Purchaser, Techwell (only with respect to Section 6 and Section 11 thereof and as a third party beneficiary of Section 4(f) thereof), and certain stockholders of Techwell.

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2010

TCV IV, L.P.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TCV IV STRATEGIC PARTNERS, L.P.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT IV, L.L.C.

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

RICHARD H. KIMBALL

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

JAY C. HOAG

By: /s/ Frederic D. Fenton
Name: Frederic D. Fenton
Its: Authorized Signatory

EXHIBIT INDEX
Exhibit 1 Joint Filing Agreement (incorporated by reference from Exhibit 1 to Schedule 13D relating to Common Stock of Techwell, Inc. filed on June 29, 2006)
Exhibit 2 Fourth Amended and Restated Rights Agreement dated March 11, 2005 (incorporated by reference from Exhibit 10.5 to Techwell, Inc.’s Registration Statement on Form S-1 (Registration No. 333-130965), declared effective by the Securities and Exchange Commission on June 21, 2006)
Exhibit 3 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)
Exhibit 4 Form of Tender and Voting Agreement , dated March 22, 2010, among Parent, Purchaser, Techwell (only with respect to Section 6 and Section 11 thereof and as a third party beneficiary of Section 4(f) thereof), and certain stockholders of Techwell.